SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of August 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG: Release according to Article 30e of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

AACHEN, Germany--(BUSINESS WIRE)--AIXTRON AG / Law amendment of securities according to § 30e Para. 1, No. 1 of the WpHG [the German Securities Trading Act]

The General Meeting of AIXTRON Aktiengesellschaft held on 18 May 2008 resolved under agenda item 6 to convert all bearer shares into registered shares and to amend the Articles of Association accordingly. The amendments of the Articles of Association related to the conversion to registered shares have now become effective as a result of registration in the Commercial Register of the Company. The provisions governing attendance at General Meetings set forth in Article 20 of the Articles of Association now read as follows: '1. Those shareholders who are registered in the share register on the date of the General Meeting and have given notice of attendance in a timely manner shall be entitled to attend the General Meeting and to exercise their voting rights. 2. Notice of attendance must be received by the Company at the address indicated for such purpose in the notice of the General Meeting in German or English in writing, by telefax or, if so decided by the Executive Board, electronically as determined in more detail in the notice of the General Meeting, no later than on the seventh day prior to the date of the General Meeting. In the last six days before the General Meeting and on the day of the General Meeting itself, no shareholders will be deleted from the share register and no shareholders will be newly registered. 3. The details of the notice of attendance to be given by the shareholders shall be published together with the notice of the General Meeting.'

Aachen, August 2008

AIXTRON Aktiengesellschaft

The Executive Board

Language: English
Issuer: AIXTRON AG Kackertstr. 15-17 52072 Aachen Deutschland
Internet: www.aixtron.com

CONTACT:
AIXTRON AG
Guido Pickert
Tel:02 41-89 09-444
Email:g.pickert@aixtron.com,
g.holthoff@aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	August 6, 2008	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO